UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

AGEAGLE AERIAL SYSTEMS INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

00848K101

(CUSIP Number)

December 31, 2020

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. 00848K101	13G	Page 2 of 5 Pages

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Capital Anstalt

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION - Liechtenstein

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 5,857,773 shares of Common Stock (1) (2)

6. SHARED VOTING POWER - None

7. SOLE DISPOSITIVE POWER – 5,857,773 shares of Common Stock (1) (2)

8. SHARED DISPOSITIVE POWER – None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

5,857,773 shares of Common Stock (1) (2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒

The aggregate amount in Row 9 represents the maximum amount of shares that Alpha Capital Anstalt can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of Alpha Capital Anstalt’s securities would exceed this restriction.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99% (1) (2)

 12. TYPE OF REPORTING PERSON

CO

(1)	Based on 58,636,365 shares outstanding as of December 31, 2020 as reported in Form 424B5 filed on January 5, 2021.
(2)	Includes the following securities (i) Pre-funded Warrants to purchase up to 1,057,214 shares of Common Stock; (ii) 2,516,778 Warrants exercisable for ten months (not exercisable until February 6, 2021); (iii) 5,000,000 shares of Common Stock purchased from Brett Chilcott, a former director of the Issuer; and (iv) 13,994 shares of Common Stock; none of which of the foregoing securities are subject to a leak-out agreement.

CUSIP No. 00848K101	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: Ageagle Aerial Systems Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4040 Broadway, Suite 508, San Antonio, Texas 78209

ITEM 2 (a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Lettstrasse 32, FL-9490 Vaduz, Furstentums, Liechtenstein

ITEM 2 (c) CITIZENSHIP: Liechtenstein

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001

ITEM 2 (e) CUSIP NUMBER: 00848K101

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 5,857,773 shares of Common Stock (1) (2)

(b) PERCENT OF CLASS: 9.99% (1) (2)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

5,857,773 shares of Common Stock (1) (2)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

5,857,773 shares of Common Stock (1) (2)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 00848K101	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 00848K101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2021
(Date)

/s/ Konrad Ackerman
(Signature)

Konrad Ackerman, Director
(Name/Title)